Exhibit 99.1

Mr. Zvika Joseph to Stepdown as Chairman of the Board of Directors

Jerusalem, Israel, March 17, 2016 -- Intec Pharma Ltd. (Nasdaq: NTEC; TASE: INTP), a clinical stage biopharmaceutical company focused on developing drugs based on its proprietary Accordion Pill platform technology, announced today that Mr. Zvika Joseph has resigned from his position as director and Chairman of the board of directors. As reason for this step Mr. Joseph stated personal reasons.

“On behalf of Intec's board, I wish to thank Zvika for all his contributions to Intec Pharma since 2003 when he co-founded the company,” said Mr. Zeev Weiss, Intec Pharma's Chief Executive Officer. We wish to extend our thanks to Zvika for his leadership as Chairman, and for guiding Intec Pharma through a period of profound change and wish him all the best going forward.”

“I am extremely proud of what Intec Pharma has accomplished over the past 13 years and believe I leave it well-positioned”, Mr. Zvika Joseph commented.

Efforts to find a new Chairman of the board of directors to replace Mr. Zvika Joseph have been initiated in the U.S.

Intec's board appointed Mr. Giora Carni, Intec Pharma's former CEO, as a director and a temporary Chairman of the board. Mr. Zvika Joseph is expected to continue serving as a member of the board until September 2016 the latest.

About Intec Pharma Ltd.

Intec Pharma Ltd. is a clinical stage biopharmaceutical company focused on developing drugs based on its proprietary Accordion Pill platform technology. The Company's Accordion Pill is an oral drug delivery system that is designed to improve the efficacy and safety of existing drugs and drugs in development by utilizing an efficient gastric retention and specific release mechanism. The Company's product pipeline currently includes three product candidates in clinical trial stages: Accordion Pill Carbidopa/Levodopa, or AP-CDLD, which is being developed for the indication of treatment of Parkinson's disease symptoms in advanced Parkinson's disease patients, Accordion Pill Zaleplon, or AP-ZP, which is being developed for the indication of treatment of insomnia, including sleep induction and the improvement of sleep maintenance, and an Accordion Pill that is being developed for the prevention and treatment of gastroduodenal and small bowel Nonsteroidal Anti-Inflammatory Drug induced ulcers.

Contacts:

Zeev Weiss

Chief Executive Officer

(+972) (2) 586-4657

Zeev@intecpharma.com

PCG Advisory

Investors:

Vivian Cervantes, Managing Director

Phone (+1) 212 554-5482

Media

Sean Leous, Managing Director

Phone (+1) 646 863-8998